As filed with the Securities and Exchange Commission on March 7, 2005


                               File No. 005-20011
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to

                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)
          ------------------------------------------------------------

                           Chefs International, Inc.
                           -------------------------
                              (Name of the Issuer)

                         Lombardi Restaurant Group, Inc.
                               Anthony M. Lombardi
                               Joseph S. Lombardi
                               Michael F. Lombardi
                               Robert M. Lombardi
                               Stephen F. Lombardi

                            Lombardi & Lombardi, P.A.
                            Lombardi & Lombardi, P.A.
                                 Defined Benefit
                                  Pension Plan

                                  Lee Maschler
                                Matthew Maschler
                            Chefs International, Inc.
                            -------------------------
                       (Name of Person(s) Filing Statement

                          Common Stock, $ .01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  163082-6-05
                                  -----------
                      (CUSIP Number of Class of Securities)

                          Robert M. Lombardi, President
                            Chefs International, Inc.
                                   62 Broadway
                         Point Pleasant Beach, NJ 08742
                                 (732) 295-0350
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                   Behalf of the Person (s) filing Statement)

                                 With a Copy To:
                              Roger A. Tolins, Esq.
                 Tolins & Lowenfels, A Professional Corporation
                                747 Third Avenue
                            New York, New York 10017
                                 (212) 421-1965

This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240. 14a-1 through 240.14b-2), Regulation 14C (ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3 (c)) under the
Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer

d. [ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies
   [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
Transaction Valuation                                       Amount of Filing Fee
---------------------                                       --------------------
$4,120,040*                                                 $484.93

*The fee was determined by multiplying the Transaction Valuation (the number of shares of the Issuer's Common Stock held by existing stockholders whose shares will be canceled in the merger transaction multiplied by the $3.12 per share cash payment to be made in cancellation of each such share) by the applicable filing fee calculation rate of $117.70 per $1,000,000 Transaction Valuation.

[ ] Check the box if any part of the fee is offset as  provided  by  ss.240.0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________

Form or Registration No.: ____________________

Filing Party: ________________________________

Date Filed: __________________________________

THIS RULE 13e-3 TRANSACTION STATEMENT INCORPORATES BY REFERENCE HEREIN TO THE EXTENT SET FORTH IN THE FOLLOWING ITEMS, THE MATERIAL CONTAINED IN THE PROXY STATEMENT FILED IN CONJUNCTION HEREWITH.

                                EXPLANATORY NOTE

     This Schedule 13E-3 Transaction Statement relates to the Agreement and Plan of Merger dated as of December 22, 2004 (the "Merger Agreement") by and between Chefs International, Inc., a Delaware corporation (the "Company") and Lombardi Restaurant Group, Inc. a Delaware corporation ("Acquisition Co."), pursuant to which Acquisition Co. will be merged into the Company with the Company being the surviving corporation. Subject to the terms of the Merger Agreement, each share of the Company's Common Stock that is issued and outstanding immediately prior to the Effective Time of the Merger, other than shares owned by the stockholders of Acquisition Co. or by stockholders who have properly exercised their dissenters' rights, will be canceled and converted into the right to receive a cash payment of $3.12 per share without interest.


     The terms and conditions of the Merger Agreement are described in the Company's Preliminary Proxy Statement (the "Proxy Statement") (File No. 001-08513) filed with the Securities and Exchange Commission concurrently with the filing of the Schedule 13E-3 Transaction Statement. A copy of the Proxy Statement is filed with this Schedule 13E-3 Transaction Statement as Exhibit One. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

                            CHEFS INTERNATIONAL, INC.
                             AND THE FILING PARTIES

                                 AMENDMENT NO. 3

                                       TO
                                 SCHEDULE 13E-3
                              TRANSACTION STATEMENT

         The following item numbers and item headings correspond to the item numbers and item headings of Schedule 13E-3.

Item 1. Summary Term Sheet

         The information is provided at in the Proxy Statement under the caption "Summary Term Sheet" and is incorporated herein by reference.

Item 2. Subject Company Information

         (a) Name and address. The name, address and telephone number of the subject company, Chefs International, Inc. (the "Company") is provided at the top of the Notice attached to the Proxy Statement and is incorporated herein by reference.

         (b) Securities. The exact title of the Company's sole class of capital stock is set forth in the last paragraph of the Proxy Statement under "The Parties" in the Summary Term Sheet. The second paragraph under "Stockholder Vote" in the Summary Term Sheet sets forth the number of shares outstanding on the Record Date. The information is incorporated herein by reference.

         (c) Trading market and price. The trading market for the Company's Common Stock, the range of high and low bid quotations over the last two and three-quarter fiscal years and the source of the quotations is provided. in the Proxy Statement under the caption "Special Factors - Common Stock- Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value- Market prices and trading volume" and is incorporated herein by reference.

         (d) Dividends. The fact that the Company has not paid any dividends and does not currently anticipate paying any dividends in the future is disclosed under the caption "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Dividends" in the Proxy Statement and is incorporated herein by reference.

         (e) Prior public offerings. Not applicable.

         (f) Prior stock purchases. Information concerning stock repurchases by the Company is set forth under the caption "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Stock Repurchases" in the Proxy Statement and is incorporated herein by reference. Information concerning stock purchases and sales by the other Filing Persons during the past two and three quarter fiscal years at times when they were affiliates is set forth under the caption "Special Factors - Interests of Certain Persons in the Merger - Stock Transactions" in the Proxy Statement and is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons


         (a)-(c) This Schedule 13E-3 Transaction Statement is being filed by the Company, by Acquisition Co. and by Anthony M. Lombardi, Joseph S. Lombardi, Michael F. Lombardi, Robert M. Lombardi, Stephen F. Lombardi, Lombardi & Lombardi, P.A., Lombardi & Lombardi, P.A. Defined Benefit Pension Plan, Lee Maschler and Matthew Maschler (collectively the "Continuing Stockholders"). Information concerning the business address and business telephone number of the Company is set forth in response to Item 2(a) herein. The following information is furnished concerning Acquisition Co. and each of the Continuing Stockholders.

                         Lombardi Restaurant Group, Inc.
                                (Acquisition Co.)

Principal business name and address:          Lombardi Restaurant Group, Inc.
                                              1862 Oak Tree Road
                                              Edison, NJ 08818
Telephone:                                    (732) 906-1500
Current principal occupation:                 Formed to merge into the Company


                           Anthony M. Lombardi D.D.S.

Principal business address:                   1862 Oak Tree Road
                                              Edison, NJ 08818
Telephone:                                    (732) 906-1500
Current principal occupation:                 Engaged in the practice of
                                              dentistry

                             Joseph S. Lombardi M.D.

Principal business name and address:          Edison-Metuchen Orthopedic Group
                                              10 Parsonage Road, Suite 500
                                              Edison, NJ 08837
Telephone:                                    (732) 494-6226
Current principal occupation:                 Physician and orthopedic surgeon

                            Michael F. Lombardi, Esq.

Principal business name and address:          Lombardi & Lombardi, P.A.
                                              1862 Oak Tree Road
                                              Edison, NJ 08818
Telephone:                                    (732) 906-1500
Current principal occupation:                 Practicing attorney and a senior
                                              officer of the law firm of
                                              Lombardi & Lombardi, P.A.

                             Robert M. Lombardi M.D.

Principal business name and address:          Edison-Metuchen Orthopedic Group
                                              10 Parsonage Road, Suite 500
                                              Edison, NJ 08837
Telephone:                                    (732) 494-6226
Current principal occupation:                 Physician and orthopedic surgeon

                            Stephen F. Lombardi, Esq.

Principal business name and address:          Lombardi & Lombardi, P.A.
                                              1862 Oak Tree Road
                                              Edison, NJ 08818
Telephone:                                    (732) 906-1500
Current principal occupation:                 Practicing attorney and a senior
                                              officer of the law firm of
                                              Lombardi & Lombardi, P.A.


                            Lombardi & Lombardi, P.A.

Principal business name and address:          Lombardi & Lombardi, P.A. (a)
                                              1862 Oak Tree Road
                                              Edison, NJ 08818
Telephone:                                    (732) 906-1500
Current principal occupation:                 Law Firm

                            Lombardi & Lombardi, P.A.
                          Defined Benefit Pension Plan

Principal business name and address:          Lombardi & Lombardi, P.A.
                                              Defined Benefit Pension Plan (a)
                                              1862 Oak Tree Road
                                              Edison, NJ 08818
Telephone:                                    (732) 906-1500
Current principal occupation:                 Pension Plan


                                  Lee Maschler

Principal business name and address:          Trillium Trading, LLC
                                              110 Fieldcrest Avenue
                                              Raritan Plaza I, 7th Floor
                                              Edison, NJ 08837
Telephone:                                    (732) 417-9290
Current principal occupation:                 Chief executive officer of
                                              Trillium Trading,
                                              LLC, a registered
                                              broker-dealer,
                                              since November
                                              2002. Prior
                                              thereto, served as
                                              executive vice
                                              president of
                                              Heartland
                                              Securities, a
                                              registered
                                              broker-dealer,
                                              until January 17,
                                              2003.

                            Matthew M. Maschler, Esq.

Principal business name and address:          Matthew H. Maschler, Esq. P.C.
                                              110 Fieldcrest Avenue
                                              Raritan Plaza I
                                              Edison, NJ 08837
Telephone:                                    (732) 225-7788
Current principal occupation:                 Practicing attorney


---------------
(a) Michael F. Lombardi and Stephen F. Lombardi are the sole officers and the sole stockholders of Lombardi & Lombardi, P.A. and are the sole Trustees and the sole Administrators of Lombardi & Lombardi, P.A. Defined Benefit Pension Plan.


         With the exception of Lee Maschler whose change of principal business name and address is listed above, all of the Continuing Stockholders have had the same principal occupation under the same business names and at the same addresses listed above for the past five years.

         The information contained in the Proxy Statement under the caption "Special Factors - Interests of Certain Persons in the Merger" concerning the actual or potential conflicts of interest, directorships and officerships, stock ownership, stock transactions and restaurant transactions between the Company and the Lombardi Group, to the extent it relates to the Continuing Stockholders, is incorporated herein by reference.


         In addition, the information under the caption "Information About the Company" in the Proxy Statement and the information under the caption "Information About Acquisition Co." in the Proxy Statement is incorporated herein by reference.


         During the past five years, neither Acquisition Co. nor any of the Continuing Stockholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


         All of the Continuing individual Stockholders are citizens of the United States. Acquisition Co. is a Delaware corporation. Lombardi & Lombardi, P.A. is a New Jersey Professional Association.

Item 4. Terms of the Transaction

         (a) (1) Tender offers. Not applicable.
         (a) (2) Merger or Similar Transactions

            (i)-(ii) A brief description of the transaction including the consideration offered to the Company's stockholders is set forth in the Proxy Statement under the caption "Summary Term Sheet" and is incorporated herein by reference.

            (iii) The reasons for engaging in the "going-private" transaction and for structuring it as a Merger are described in the Proxy Statement under the caption "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer"and are incorporated herein by reference.

            (iv) The vote required to approve the Merger is stated in the Proxy Statement under the caption "Summary Information in Question and Answer Format - What vote is required to approve the Merger?" and is incorporated herein by reference.


            (v) The fact that if the Merger is consummated, each Public Stockholder will no longer have any interest in the Company's assets or its future earnings or growth, if any, and the Common Stock owned by each Public Stockholder will be canceled and converted into the right to receive a cash payment of $3.12 per share, without interest, subject to the right to dissent and seek an appraisal of his or her shares, and that the Continuing Stockholders after the Merger will own all of the Company's outstanding Common Stock is described in the Proxy Statement under the caption "Summary Term Sheet - The Merger Transaction" and is incorporated herein by reference.


            (vi) Accounting treatment - Although not material, the accounting treatment of the transaction is described under the caption "The Merger Agreement and the Merger - Accounting Treatment" in the Proxy Statement and is incorporated herein by reference.

            (vii) The federal income tax consequence of the transaction to the Company, each Continuing Stockholder and each Public Stockholder is described in the Proxy Statement under the caption "The Merger Agreement and the Merger - Federal Income Tax Consequences" and is incorporated herein by reference.

         (c) See the response to Item 4(a)(2)(v) above indicating that the Continuing Stockholders will not be "cashed out" but will own all of the outstanding Common Stock of the Company after the Merger and the stock owned by the Public Stockholders will be converted into the right to receive a cash payment of $3.12 per share without interest, subject to dissenters' rights.

         (d) The appraisal rights of dissenting stockholders are described in the Proxy Statement under the caption "Dissenters' Rights of Appraisal" and is incorporated herein by reference. Section 262 of the Delaware General Corporation Law regarding dissenters' rights to an appraisal is attached as Appendix C to the Proxy Statement and is also incorporated herein by reference.

         (e) The disclosure in the Proxy Statement under the caption "Where You Can Find More Information" (about the Company) is incorporated herein by reference. The Proxy Statement in bold type under the caption "Summary Information in Question and Answer Format - What right do stockholders have to dissent from the Merger?" and again under the caption "Dissenters' Rights of Appraisal" warns the Public Stockholders to consult with their own legal advisors if they are considering exercising appraisal rights. This admonition is incorporated herein by reference as is the statement therein that the Court "may, in its discretion", order any dissenting stockholder's expenses to be charged against the value of all the shares entitled to an appraisal, but that "... a dissenting stockholder must be prepared to pay his or her own expenses in connection with the proceeding." The penultimate sentence of the first paragraph under "Summary Information in Question and Answer Format - What rights do stockholders have to dissent from the Merger?" in the Proxy Statement indicating no provision has been made to grant Public Stockholders access to files of the Company or the Continuing Stockholders or to obtain counsel or appraisal rights at their expense is incorporated by reference.

         (f) Not applicable as the Merger does not involve the offer of securities of the Company in exchange for equity securities held by unaffiliated security holders of the Company.

Item 5. Past Contacts, Transactions and Plans or Proposals


         (a) - (c), (e) The information contained in the Proxy Statement under "Special Factors - Background"; "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer"; "Special Factors - Interests of Certain Persons in the Merger"; and under the caption "The Merger Agreement and the Merger - Structure of the Merger" is incorporated herein by reference.


Item 6. Purpose of the Transaction and Plans or Proposals

         (b) The information in the Proxy Statement under "Summary Term Sheet - The Merger Transaction" indicating that the Public Stockholders' shares will be canceled and converted into the right to receive a cash payment of $3.12 per share without interest and under "The Merger Agreement and the Merger - Accounting Treatment" is incorporated herein by reference.


         (c)(1) - (8) The information contained in the Proxy Statement under "Special Factors - Operation of the Company after the Merger" "Special Factors - Interests of Certain Persons in the Merger"; "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value"; and "Special Factors - Certain Effects of the Merger"; are hereby incorporated by reference.


Item 7. Purposes, Alternatives, Reasons and Effects


         The information contained in the Proxy Statement under "Special Factors
- Purpose"; "Special Factors - Background"; "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer"; "Special Factors - Reasons for and Recommendation of the Special Committee and the Board of Directors"; "Special Factors - Certain Effects of the

Merger"; and "The Merger Agreement and the Merger - Federal Income Tax Consequences" are incorporated herein by reference.

Item 8. Fairness of the Transaction


         (a) As stated in the Proxy Statement under "Special Factors - Reasons for and Recommendation of the Special Committee and the Board of Directors"; the members of the Special Committee and the Board of Directors and Acquisition Co. and the Continuing Stockholders have each determined that the Merger is fair, both substantively and procedurally to the Company's Public Stockholders for the reasons set forth therein.

         (b) The information contained in the Proxy Statement under the caption "Special Factors - Background"; "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer"; "Special Factors - Reasons for and Recommendation of the Special Committee and the Board of Directors"; "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."; and "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value" is incorporated herein by reference as setting forth the factors considered by each member of the Special Committee, each member of the Board of Directors and each Continuing Stockholder on which he or it based his or its determination of "fairness" to the Public Stockholders. The section "Reasons for and Recommendation of the Special Committee and the Board of Directors" describes the consideration given to


                    (i)  Current market prices for the Common Stock

                    (ii) Historical market prices for the Common Stock

                    (iii) Net book value of the Common Stock

                    (iv) Going concern value


                    (v) Liquidation value (the discussion of net book value explains why a liquidation analysis was not performed.) The Houlihan Lokey analyses indicate that Houlihan Lokey performed an additional financial analysis of the Company's book value to determine an estimation of the Company's value if it were to liquidate. Houlihan Lokey conducted this analysis for its own internal purposes to determine whether such an analysis contradicted its market multiple and comparable merger analysis and not as a methodology on which its opinion was rendered. After performing this and other analyses, Houlihan Lokey opined that the $3.12 per share "buy-out" price was fair from a financial point of view to the Public Stockholders and each member of the Special Committee, each member of the Board of Directors, Acquisition Co. (without the consent of Houlihan Lokey) and each Continuing Stockholder (without the consent of Houlihan Lokey) has indicated that he or it is relying upon and adopting the Houlihan Lokey opinion as his or its own.


         The written opinion of Houlihan Lokey dated December 16, 2004, is filed as Appendix B to the Proxy Statement and as an Exhibit hereto.

                    (vi) Purchase prices paid in previous purchases of the
                         Common Stock

                    (vii)  The report and opinion of Houlihan Lokey.

                    (viii) Firm offers - there were none.


         (c) The Transaction is not structured to require the approval of a majority of the Public Stockholders. The discussion under the caption "Summary Information in Question and Answer Format - Is approval of a majority of the shares of Common Stock owned by the Public Stockholders required to approve the Merger?" in the Proxy Statement is incorporated herein by reference.

         (d) The following information is incorporated herein by reference to the Proxy Statement; (i) the information under the caption "Summary Information in Question and Answer Format - What steps has the Board of Directors taken to assure that the Merger terms are fair to the Public Stockholders?" as to the appointment of and the composition of the Special Committee; (ii) "Summary Information in Question and Answer Format - Are there relationships between the Lombardi brothers and the Special Committee, outside the Company?" as to such relationships; (iii) "Summary Information in Question and Answer Format - What actions have been taken by the Special Committee?" as to the retention by the Special Committee of its own legal counsel to advise it with respect to its obligations and duties and its retention of Houlihan Lokey to render an opinion as to the fairness from a financial point of view, of the consideration to be received by the Public Stockholders in connection with the Merger; and (iv) "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.".

         (e) None of the Company's eight directors are employees of the Company. The information in the Proxy Statement under the caption "Special Factors - Reasons for and Recommendation of the Special Committee and the Board of Directors" which indicates that the Special Committee and the Board of Directors has each unanimously determined that the Merger is substantively and procedurally fair to and in the best interests of the Public Stockholders is incorporated herein by reference.

         (f) There were no other such offers.

Item 9.  Reports, Opinions, Appraisals and Negotiations

         (a), (b) The information contained in the Proxy Statement under the captions "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer"; "Special Factors - Reasons for and Recommendation of the Special Committee and the Board of Directors"; and "Special Factors - Opinion of Houlihan Lokey Howard and Zukin Financial Advisors, Inc. (Financial Advisor to the Special Committee)" is incorporated herein by reference.

         (c) A copy of Houlihan Lokey's written opinion referred to in the Proxy Statement under the caption "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is attached as Appendix B to the Proxy Statement. See "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" (the paragraph commencing "In December 2004") indicating that a copy of Houlihan Lokey's report is available for inspection and copying at the Company's executive offices.

Item 10. Source and Amounts of Funds or Other Consideration.

         (a) - (d) The information contained in the Proxy Statement under the captions "The Merger Agreement and the Merger - Expenses of the Merger" and "The Merger Agreement and the Merger - Sources of Funding" as to the sources of funding and the expenses of the Merger including a description of the bank loans expected to be utilized to fund the bulk of the costs to Acquisition Co. and the alternative financing plan is incorporated herein by reference. The Merger is not CONDITIONED on Acquisition Co. obtaining the bank financing.

Item 11. Interest in Securities of the Subject Company

         (a) - (b) The information contained in the Proxy Statement under the caption "Special Factors - Interests of Certain Persons in the Merger - Stock Ownership", as to the aggregate number of shares and percentage of the shares of Common Stock beneficially owned as of the Record Date by the Continuing Stockholders and by the three members of the Special Committee; and under the captions "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Stock Repurchases" and "Special Factors - Interests of Certain Persons in the Merger - Stock Transactions" as to transactions in the Common Stock since January 28, 2002 by the Company; by any executive officer or director of the Company; or by any other filing person after becoming an affiliate is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

         (d) - (e) The information in the Proxy Statement under the caption "Summary Information in Question and Answer Format - Do the Continuing Stockholders and the other Directors currently intend to vote at the Meeting to approve the Merger?" and under the caption "Special Factors - Reasons for and Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

         Copies of the Company's Annual Report on Form 10-KSB for the year ended January 25, 2004 and of the Company's Quarterly Report on Form 10-QSB for the quarter ended October 24, 2004 as filed with the Securities and Exchange Commission are being included in the mailing with the Proxy materials. The information in these reports is incorporated herein by reference.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

         (a) (b) The information contained in the Proxy Statement under the caption "Information about the Special Meeting - Proxy Solicitation" as to possible proxy solicitation by officers, directors and regular employees of the Company, without remuneration; under the caption "Special Factors - Opinion of Houlihan Lokey (Financial Advisor to the Special Committee)"; and under the caption "The Merger Agreement and the Merger - Expenses of the Merger" is incorporated herein by reference.

Item 15. Additional Information

         The information set forth in the Proxy Statement is incorporated herein in its entirety by reference.

Item 16. Exhibits

         (a) (i) Notice and Proxy Statement including


                  Appendix A - Agreement and Plan of Merger Between Lombardi Restaurant Group, Inc. and Chefs International, Inc. (Previously filed)


                  Appendix B - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (Financial Advisor to the Special Committee). (Previously filed)

                  Appendix C - Section 262 of the Delaware General Corporation Law regarding dissenters' rights of appraisal. (Previously filed)


         (a) (ii) Letter of Transmittal to Stockholders.


         (b) Loan Agreement - None

         (c) Opinion - See the opinion of Houlihan Lokey included as Appendix B to the Proxy Statement

         (d) Contribution Agreement dated as of December 17, 2004 among the Continuing Stockholders. (Previously filed)

         (e) Not applicable

         (f) Incorporated herein by reference is the information contained in the Proxy Statement under the caption "Dissenters' Rights of Appraisal" and Appendix C to the Proxy Statement containing Section 262 of the Delaware General Corporation Law. (Previously filed)

         (g) Not applicable

         (h) Not applicable


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Chefs International, Inc.




                          By       s/ Robert M. Lombardi
                            -------------------------------------------
                                   Robert M. Lombardi, President
                                   March 4, 2005

                          Lombardi Restaurant Group, Inc.




                          By       s/ Robert M. Lombardi
                            -------------------------------------------
                                   Robert M. Lombardi, Chairman
                                   March 4, 2005




                                   s/ Anthony M. Lombardi
                          ---------------------------------------------
                                   Anthony M. Lombardi
                                   March 4, 2005




                                   s/ Joseph S. Lombardi
                          ---------------------------------------------
                                   Joseph S. Lombardi
                                   March 4, 2005




                                   s/ Michael F. Lombardi
                          ---------------------------------------------
                                   Michael F. Lombardi
                                   March 4, 2005




                                   s/ Robert M. Lombardi
                          ---------------------------------------------
                                   Robert M. Lombardi
                                   March 4, 2005




                                   s/ Stephen F. Lombardi
                          ---------------------------------------------
                                   Stephen F. Lombardi
                                   March 4, 2005
                                   s/ Lee Maschler
                          ---------------------------------------------
                                   Lee Maschler
                                   March 4, 2005




                                   s/ Matthew Maschler
                          ---------------------------------------------
                                   Matthew Maschler
                                   March 4, 2005


                                   Lombardi & Lombardi, P.A.




                                   By s/ Michael F. Lombardi
                                      --------------------------------
                                         Michael F. Lombardi
                                         (Duly Authorized)
                                         March 4, 2005

                                   Lombardi & Lombardi, P.A.
                                   Defined Benefit Pension Plan



                                   By s/ Michael F. Lombardi
                                      --------------------------------
                                         Michael F. Lombardi
                                         (Duly Authorized)
                                         March 4, 2005


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